Exhibit 11.1

UNITIL CORPORATION

COMPUTATION IN SUPPORT OF EARNINGS PER SHARE

| | Year Ended December 31, | | |
	2003	2002	2001
EARNINGS PER SHARE (000's, except per share data)			
Net Income before Extraordinary Item	$7,958	$6,088	$ 5,027
Extraordinary Item, net	—	—	(3,937)
Net Income	7,958	6,088	1,090
Less: Dividend Requirements on Preferred Stock	236	253	257
Net Income Applicable to Common Stock	$7,722	$5,835	$ 833
Average Number of Common Shares Outstanding—Basic	4,878	4,744	4,744
Dilutive Effect of Stock Options* and Restricted Stock	21	18	16
Average Number of Common Shares Outstanding—Diluted	4,899	4,762	4,760
Earnings Per Share—Basic	$ 1.58	$ 1.23	$ 0.18
Earnings Per Share—Diluted	$ 1.58	$ 1.23	$ 0.18

* Assumes all options were converted to common shares per SFAS 128.